As filed with the Securities and Exchange Commission on May 12, 2015.
Investment Company Act of 1940 File No. 812-14358

U.S.  SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

AMENDMENT NO. 2 TO APPLICATION PURSUANT TO SECTION 6(C) OF THE
INVESTMENT COMPANY ACT OF 1940 FOR AN ORDER OF EXEMPTION FROM
SECTION 15(A)
OF THE ACT AND RULE 18F-2 UNDER THE ACT AND FROM CERTAIN
DISCLOSURE REQUIREMENTS UNDER VARIOUS RULES AND FORMS

In the Matter of

ACADEMY FUNDS TRUST

and

INNOVATOR MANAGEMENT LLC

Please direct all written or oral communications concerning this Application to:

Jonathan M. Kopcsik, Esq.
Stradley Ronon Stevens & Young LLP
2005 Market Street, Suite 2600
Philadelphia, Pennsylvania 19103-7098
(215) 564-8099, JKopcsik@stradley.com

with copies to:

David J. Jacovini Innovator Management LLC 123 South Broad Street Suite 1630 Philadelphia, PA 19109

This Application (including exhibits) consists of 20 pages.

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

IN THE MATTER OF
Academy Funds Trust
123 South Broad Street, Suite 1630
Philadelphia, PA 19109

and

Innovator Management LLC
123 South Broad Street, Suite 1630
Philadelphia, PA 19109

Investment Company Act of 1940
File No.  812-14358

AMENDMENT NO. 2 TO APPLICATION
PURSUANT TO SECTION 6(c) OF THE
INVESTMENT COMPANY ACT OF 1940
FOR AN ORDER OF EXEMPTION FROM
SECTION 15(a) OF THE ACT AND RULE
18f-2 UNDER THE ACT AND FROM
CERTAIN DISCLOSURE
REQUIREMENTS UNDER VARIOUS
RULES AND FORMS

I.	INTRODUCTION

Academy Funds Trust (“Academy Funds” or the “Trust”), on behalf of the Innovator Matrix Income Fund and the Innovator IBD 50® Fund (the “Funds”) and Innovator Management LLC (“Innovator” or the “Adviser”) (together with the Trust, the “Applicants”), submit this application (the “Application”) to the U.S. Securities and Exchange Commission (the “Commission”) for an order of exemption pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”).  Applicants request an order exempting Applicants from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, to permit the Adviser, subject to the approval of the board of trustees of the Trust as appropriate (the “Board”), to do the following without obtaining shareholder approval:  (a) select certain unaffiliated investment subadvisers (each, a “Subadviser” or collectively, the “Subadvisers”) to manage all or a portion of the assets of the Funds or future Funds1 pursuant to an investment subadvisory

1      The Funds are each a series of the Trust.  Applicants also request relief with respect to any existing or future series of the Trust and any other existing or future registered open-end management investment company or series thereof that:  (a) is advised by Innovator or its successors, including any entity controlling, controlled by or under common control with Innovator or its successors (included in the term “Adviser”); (b) uses the manager-of-managers structure (“Manager of Managers Structure”) described in this Application; and (c) complies with the terms and conditions of this Application (included in the term “Funds” and each individually, a “Fund”).  The only existing investment company that currently intends to rely on the requested order, Academy Funds, is named as an Applicant.  If the name of any Fund contains the name of a Subadviser, the name of the Adviser will precede the name of the Subadviser.  The term “Board” also includes the board of trustees or directors of a future Fund.  For purposes of the requested order, “successor” is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

agreement with a Subadviser (each a “Subadvisory Agreement” and collectively, the “Subadvisory Agreements”), and (b) materially amend Subadvisory Agreements with the Subadvisers.2

Applicants are seeking these exemptions to enable the Adviser and the Board to obtain for the Funds the services of one or more Subadvisers believed by the Board and the Adviser to be particularly well-suited to manage the assets of such Funds pursuant to each Subadviser’s proprietary investment style without the delay and expense of convening a special meeting of shareholders.  Under the Manager of Managers Structure, the Adviser will evaluate, allocate assets to and oversee the Subadvisers and make recommendations about their hiring, termination and replacement to the Board, at all times subject to the authority of the Board.

The requested exemptions will also permit the Adviser to make material amendments to Subadvisory Agreements believed by the Adviser and the Board to be appropriate without the delay and expense of convening a special meeting of shareholders for that purpose.  Applicants believe that without this relief, the Funds may be precluded from promptly and timely materially amending, or may be subject to the delays and additional expense of proxy solicitation when materially amending, Subadvisory Agreements considered appropriate by the Adviser and the Board.

II.	BACKGROUND

1.           Academy Funds

Academy Funds is organized as an Delaware statutory trust and is registered under the 1940 Act as an open-end management investment company.  As of May 12, 2015, Academy Funds offers shares in two registered series, the Innovator Matrix Income Fund and the Innovator IBD® 50 Fund.  Each Fund has its own investment objective, policies and restrictions and is managed by the Adviser and may be managed by one or more sub-advisers.

2.           The Adviser

Innovator is a limited liability company organized under the laws of the State of Delaware.  Innovator is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).  Innovator serves as the sole investment adviser of the Funds.  Innovator’s primary business activity is providing investment management services to the Funds pursuant to investment advisory agreements with the Trust on behalf of each Fund (each an “Advisory Agreement” and collectively, the “Advisory Agreements”).

Under the terms of each Advisory Agreement, and subject to the authority of the Board, Innovator is responsible for the overall management of the Funds’ business affairs and selecting investments according to the Funds’ investment objectives, polices, and restrictions.  In addition, pursuant

2      If the Adviser wishes to use a subadviser that is an “affiliated person” (as defined in Section 2(a)(3) of the 1940 Act) of the Trust, a Fund or the Adviser (other than by reason of serving as a Subadviser to a Fund) (each, an “Affiliated Subadviser”) to assist with monitoring and/or management of certain markets with which the Affiliated Subadviser has expertise, shareholder approval of the subadvisory agreement with the Affiliated Subadviser will be obtained.  The requested relief will not extend to an Affiliated Subadviser.

to the Advisory Agreement, Innovator may retain one or more subadvisers, at its own cost and expense, for the purpose of managing the investment of all or a portion of the assets of the Funds.3

For the investment management services that it provides to the Funds, Innovator receives the fee specified in each Advisory Agreement from the applicable Fund based on its average daily net assets.  In the interest of limiting the expenses of the Funds, Innovator may from time to time waive some or all of its investment advisory fees or reimburse other fees for the respective series.  In this regard, Innovator has entered into expense limitation agreements with the Trust on behalf of each Fund (the “Expense Limitation Agreements”) and may enter into such expense limitation agreements with respect to a future Fund, if any.  Pursuant to the Expense Limitation Agreements, Innovator agrees to waive or limit its fees and to assume other expenses to the extent necessary to limit the total annual operating expenses of each class of the Fund.

The terms of each Advisory Agreement comply or will comply with section 15(a) of the 1940 Act.  Each Advisory Agreement was or will be approved by the Board of the relevant Fund, including a majority of the trustees who are not “interested persons” (as defined in Section 2(a)(19) of the 1940 Act) of the Trust or the Adviser (the “Independent Trustees”), and the shareholders of the respective Fund in the manner required by Sections 15(a) and (c) of the 1940 Act and Rule 18f-2 thereunder.  Applicants are not seeking any exemptions from the provisions of the 1940 Act with respect to the Advisory Agreements.

3.           The Subadvisers and the Manager of Managers Structure

Pursuant to its authority under the Advisory Agreements, the Adviser intends to enter into Subadvisory Agreements with Subadvisers to provide investment advisory services to the Funds.4

Each Subadvisory Agreement has been or will be approved by the Fund’s Board, including by a majority of the Independent Trustees in accordance with Sections 15(a) and 15(c) of the 1940 Act.  In addition, the terms of each Subadvisory Agreement comply or will comply with the requirements of Section 15(a) of the 1940 Act, other than the shareholder approval required under Section 15(a).  Each Subadvisory Agreement will:  (i) precisely describe all compensation paid to the Subadviser thereunder; (ii) continue in effect for more than two years only so long as such continuance is specifically approved at least annually by the Board at the times and in the manner required by Sections 15(a) and (c) of the 1940 Act; (iii) permit termination at any time, without the payment of any penalty, by the Adviser, by the Board or by shareholders of the affected Fund on 60 days’ written notice to the Subadviser; and (iv) terminate automatically in the event of its assignment.  Each Subadviser to a Fund will be an “investment adviser” as defined in Section 2(a)(20)(B) of the 1940 Act and registered as an investment adviser under the Advisers Act or not subject to such registration.

The Adviser will select Subadvisers based on the Adviser’s evaluation of the Subadvisers’ skills in managing assets pursuant to particular investment styles, and recommend their hiring to the Board.

3      Innovator or another Adviser will enter into substantially similar investment advisory agreements to provide investment management services to each future Fund (each included in the term “Advisory Agreement”).  Each other Adviser will also be registered as an investment adviser under the Advisers Act.

4      The Adviser has already engaged Trust & Fiduciary Management Services, Inc. as Subadviser for the Innovator Matrix Income Fund and Penserra Capital Management LLC as Subadviser for the Innovator IBD® 50 Fund.  The Adviser anticipates engaging other Subadvisers in the future.  It is expected that the number of Subadvisers employed by the Funds could change over time.

The Adviser will engage in an on-going analysis of the continued advisability of retaining these Subadvisers and make recommendations to the Board as needed.

The Adviser will also negotiate and renegotiate the terms of Subadvisory Agreements, including the subadvisory fees, with the Subadvisers, and will make recommendations to the Board as needed.

Subject to approval by the Board and a majority of each Fund’s outstanding voting securities, as that term is defined in Section 2(a)(42) of the 1940 Act, the primary responsibility for management of that Fund—including, in particular, the selection and supervision of the Subadviser(s)—will be vested in the Adviser, subject to general oversight and approval by the Board.  Thus, the Adviser will supervise the management and investment programs and operations of the Funds and evaluate the abilities and performance of other money management firms to identify appropriate Subadvisers for the Funds’ various sub-strategies.  After a Subadviser is selected, the Adviser will continuously supervise and monitor the Subadviser’s performance and periodically recommend to the Board which Subadvisers should be retained or released.

The Adviser, under the Advisory Agreements and Subadvisory Agreements, may employ multiple Subadvisers for the Funds.  The Adviser may allocate and, when appropriate, reallocate each Fund’s assets among Subadvisers.  Each Subadviser will have discretionary authority to invest all or that portion of a Fund’s assets assigned to it.  The Adviser intends to achieve each Fund’s investment objective by selecting Subadvisers to implement distinct strategies for the Funds, based upon the Adviser’s evaluation of each Subadviser’s expertise and performance in managing the Fund’s assets.  The Adviser will monitor each Subadviser for adherence to its specific strategy, and monitor the overall portfolio for compliance with a Fund’s specific investment objective, policies and strategies.  In addition, the Adviser may manage a portion of the assets of each Fund pursuant to its own investment strategy.

Under the Manager of Managers Structure, Subadviser evaluation on both a quantitative and qualitative basis will be an ongoing process.  The Adviser will periodically gather and analyze certain performance information regarding the Funds.  If a Fund under-performs relevant indices or its peer group over time, or if the Adviser has other concerns about a Fund or its Subadviser (such as a departure from the Fund’s disclosed investment style, a change in management of the Subadviser or concerns about compliance and operational capabilities), the Adviser will assess the continued ability of the Subadviser to meet the Fund’s investment objective.  The Adviser will monitor possible replacement or additional Subadvisers for a Fund so that any transition can be recommended to the Board and, if approved, is effected on a timely basis should a Subadviser change be warranted.  Absent exemptive relief, replacing a Subadviser would necessitate a proxy solicitation, which would involve additional expenses and may delay the implementation of the change.

A Fund will not rely on the requested order if the operation of the Fund in the manner described in this Application has not been approved as provided in condition 1 set out in Section IV below.5  Each

5      Each Fund will be required to obtain shareholder approval of the Manager of Managers Structure before relying on the order requested in this Application.  Shareholders of the Innovator Matrix Income Fund have already approved the Manager of Managers structure.  If the requested order is granted before a Fund commences a public offering, the initial shareholder will approve the Manager of Managers Structure and the Fund’s reliance on the requested order.  If the requested order is granted after a Fund commences a public offering, shareholder approval will be solicited and the Fund will hold a shareholder meeting to approve the Manager of Managers Structure.  If any Fund has taken or takes a shareholder vote to approve the Manager of Managers Structure before the order requested in the Application is issued, the prospectus for that Fund will contain, at all times following that approval, appropriate disclosure that the Fund has applied for exemptive relief to operate under the Manager of Managers Structure.  If a Fund’s prospectus did not, at all times following shareholder approval of the Manager of Managers Structure, contain appropriate disclosure that the Fund has applied for, or has received, exemptive relief to operate under the Manager of Managers Structure, as required by condition 2 to this application, the Fund will obtain shareholder approval of the Manager of Managers Structure before relying on the order.  The prospectus of the Innovator Matrix Income Fund, at all times following shareholder approval of the Manager of Managers Structure, has contained appropriate disclosure that the Fund has applied for exemptive relief to operate under the Manager of Managers Structure, as required by condition 2 to this application.

Fund’s prospectus will contain, at all times following shareholder approval of the Manager of Managers Structure, the disclosure required by condition 2 set out in Section IV below.

For the investment advisory services they provide to the Funds, each Subadviser will receive annual fees from the Adviser, calculated at an annual rate based on the average daily net assets of the respective Fund.  Each Subadviser will bear its own expenses of providing subadvisory services to the Funds.  Neither the Trust nor the Funds will be responsible for paying subadvisory fees to any Subadviser.  The Adviser will compensate each Subadviser out of the fees that are paid to the Adviser under the applicable Advisory Agreement.

4.           The Requested Relief

Applicants seek relief from the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, to facilitate the selection and retention of, and making material changes in Subadvisory Agreements with Subadvisers in connection with operating the Funds.  Under the requested relief, Applicants will obtain the approval of the Board, including a majority of the Independent Trustees, when Subadviser changes are made or when material changes in a Subadvisory Agreement are made, but approval by shareholders of the Fund will not be sought or obtained.6

If the requested order is granted, each Subadvisory Agreement will comply with the following requirements of Sections 15(a) and 15(c) of the 1940 Act:  (1) it will precisely describe all compensation to be paid by the Adviser to the Subadviser thereunder; (2) it will continue in effect for more than two years from the date of its original approval only so long as such continuance is specifically approved at least annually by the Board at the times and in the manner required by Section 15(c) of the 1940 Act; (3) it will provide for termination at any time, without the payment of any penalty, by the Adviser, the Board or by shareholders of the respective Fund on not more than sixty days’ written notice to the Subadviser; and (4) it will provide for its automatic termination in the event of its assignment as defined in Section 2(a)(4) of the 1940 Act.

Each Fund will offer shares pursuant to a prospectus that is intended to satisfy the requirements of the Securities Act of 1933, as amended (the “1933 Act”) and that describes the advisory services provided to the Fund.  Each Fund’s prospectus will contain, and will contain at all times (or will contain at all times in the case of Funds not yet formed) information concerning the management and operation of the Fund, including a description of the Subadvisers and the services they provide.  In addition, each Fund, will hold itself out to investors as employing such Manager of Managers Structure and will prominently disclose in its prospectus that the Adviser monitors the Subadvisers for adherence to their specific strategy, continuously supervises and monitors the Subadvisers’ performance and periodically recommends to the Board which Subadvisers should be retained or released.

Each Fund will disclose at all times that it operates pursuant to the terms and conditions of this Application.  Thus, all shareholders of the Funds will be informed of:  (a) the means by which the Funds obtain advisory services, including a description of the Adviser, the Subadvisers, and their agreements;

6      The Adviser acknowledges that material changes to subadvisory agreements with Affiliated Subadvisers and changes to Affiliated Subadvisers would be subject to shareholder approval.

and (b) that new Subadvisers can be employed without shareholder approval. In addition, the Funds will be required to obtain shareholder approval of the Manager of Managers Structure prior to relying on the requested relief, and include the disclosure required in condition 2 at all times following that approval.

III.	EXEMPTTVE RELIEF REQUESTED AND APPLICABLE LAW

1.           Shareholder Voting

i.           Applicable Law

Section 15(a) of the 1940 Act provides in relevant part that:

It shall be unlawful for any person to serve or act as investment adviser of a registered investment company, except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company. . . .

Rule 18f-2 under the 1940 Act provides in relevant part that:

(c)(1) With respect to the submission of an investment advisory contract to the holders of the outstanding voting securities of a series company for the approval required by Section 15(a) of the [1940] Act, such matter shall be deemed to be effectively acted upon with respect to any class or series of securities of such company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter….

Rule 18f-2 further provides that:

(c)(2) If any class or series of securities of a series company fails to approve an investment advisory contract in the manner required by subparagraph (1) of this paragraph, the investment adviser of such company may continue to serve or act in such capacity for the period of time pending such required approval of such contract, of a new contract with the same or different adviser, or other definitive action; provided that the compensation received by such investment adviser during such period is equal to no more than its actual costs incurred in furnishing investment advisory services to such class or series or the amount it would have received under the advisory contract, whichever is less.

Section 2(a)(20) defines an “investment adviser” as the following:

“Investment adviser” of an investment company means (A) any person . . . who pursuant to contract with such company regularly furnishes advice to such company with respect to the desirability of investing in, purchasing or selling securities . . . and (B) any other person who pursuant to contract with a person described in clause (A) regularly performs substantially all of the duties undertaken by such person described in clause (A) . . . .

Section 15 of the 1940 Act applies to situations where, as here, a subadviser contracts with an investment adviser of an investment company.  Accordingly, the Subadvisers are deemed to be within the statutory definition of an “investment adviser,” and the Subadvisory Agreements between the Adviser and each Subadviser are subject to Sections 15(a) and (c) of the 1940 Act and Rule 18f-2 thereunder to the same extent as the Advisory Agreement.  Therefore, without the exemption applied for herein, the Funds:  (a) would be prohibited from entering promptly into a new Subadvisory Agreement or amending materially an existing contract with a Subadviser; and (b) would be prohibited from continuing the employment of an existing Subadviser whose contract had been assigned as a result of a change in “control” unless the Adviser and the Fund were to incur the costs of convening a special meeting of Fund shareholders to approve the Subadviser’s selection and/or the change in the Subadvisory Agreement.

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security or transaction or any class or classes of persons, securities or transactions from any provisions of the 1940 Act or from any rule thereunder, if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.  For the reasons and subject to the conditions set forth below, Applicants seek an exemption under Section 6(c) of the 1940 Act from the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to eliminate the need for the Adviser, the Trust and the Funds, to submit Subadvisory Agreements to the affected shareholders for approval prior to selecting a Subadviser or materially amending a Subadvisory Agreement.  Applicants believe the requested exemptions are appropriate in the public interest and consistent with the protection of investors, and the purposes fairly intended by the policy and provisions of the 1940 Act.

ii.           Discussion

1.           Necessary or Appropriate in the Public Interest

Applicants believe that the requested relief is necessary or appropriate in the public interest.  The Funds will be different from those of traditional investment companies.  Under the traditional structure, a fund’s investment adviser is a single entity that employs one or more individuals internally as portfolio managers to make investment decisions.  The adviser is free to retain or terminate those portfolio managers without board or shareholder approval.  In the case of the Funds, the Adviser will use one or more Subadvisers, and the Adviser typically will not make the day-to-day investment decisions with respect to portions of a Fund’s portfolio delegated to a Subadviser or Subadvisers.  Instead, the Adviser establishes an investment program for the Funds and selects, supervises and evaluates the Subadvisers who make the day-to-day investment decisions for the Funds and allocates all or a portion of a Fund’s assets to various Subadvisers.  Those assets not managed by a Subadviser are managed by the Adviser.  This is a service that the Adviser believes can add value to the investments of the Fund’s shareholders because the Adviser will be able to select those Subadvisers that have distinguished themselves through successful performance in the various market sectors or strategies in which the Funds will invest.

Each Fund will hold itself out as an investment vehicle whereby investors look to the Adviser as a professional organization to not only manage the assets of the Fund, but to also evaluate, select and recommend to the Board the hiring of Subadvisers.  The Adviser will select those Subadvisers that are most likely to provide investment advisory services that will achieve the investors’ defined objectives given their investment needs and tolerance for risk.  Those Subadvisers will, in turn, select and oversee the selection of portfolio investments pursuant to a particular strategy.  Under the Manager of Managers Structure, the selection or change in a Subadviser will not be an event that significantly alters the nature of the shareholder’s investment and thus does not implicate 1940 Act policy concerns regarding shareholder approval.7

From the perspective of the investor, the role of the Subadvisers with respect to the Funds is substantially equivalent to the role of the individual portfolio managers employed by the Adviser for a Fund’s assets managed by the Adviser.  Both the portfolio managers and the Subadvisers are concerned principally with the selection of portfolio investments in accordance with each Fund’s respective investment objectives and policies and have no significant supervisory, management or administrative responsibilities with respect to the Funds or Academy Funds.  Applicants believe that shareholders look to the Adviser when they have questions or concerns about a Fund’s management or about a Fund’s investment performance.  Shareholders expect the Adviser and the Board to select the portfolio managers or Subadvisers for the Funds that are best suited to achieve each Fund’s investment objective.  Shareholders of traditionally managed mutual funds expect the investment adviser to compensate the portfolio manager out of the investment adviser’s own assets, just as the Adviser will compensate the Subadvisers out of the advisory fees that the Adviser receives from the Funds.  Under the conventional investment company structure, shareholders do not vote on the selection of the individual portfolio manager or a change in his or her compensation.  There is no compelling policy reason why a Fund’s investors should be required to approve a Subadviser’s relationship with the Fund, any more than shareholders of a conventional investment company should approve its manager’s change of a portfolio manager or revision of that portfolio manager’s employment contract.

In the absence of exemptive relief from Section 15(a) of the 1940 Act, when a new Subadviser is proposed for retention by a Fund or by the Trust on behalf of a Fund, shareholders would be required to approve the Subadvisory Agreement with that Subadviser.  Similarly, if an existing Subadvisory Agreement were to be amended in any material respect (e.g., an increase in the subadvisory fee), approval by the shareholders of the Fund would be required.  In addition, a Fund would be prohibited from continuing to retain an existing Subadviser whose Subadvisory Agreement had been “assigned” as a result of a change of control of the Subadviser unless shareholder approval had been obtained.  In all of these cases, the need for shareholder approval would require the Trust or the Fund in question to call and hold a shareholder meeting, create and distribute proxy materials and solicit votes from shareholders on behalf of the Fund.  This process would be time-intensive, costly and slow and, in the case of a poorly performing Subadviser or one whose management team had left, potentially harmful to the Fund and its shareholders.

Applicants believe that permitting the Adviser to perform those duties for which the shareholders of the Funds are paying the Adviser (i.e., the selection, supervision and evaluation of Subadvisers or managing the assets directly, when appropriate) without incurring unnecessary delay or expense will be appropriate and in the interests of Fund shareholders and will allow the Funds to operate more efficiently.  Without the delay inherent in holding shareholder meetings (and the attendant difficulty of obtaining the necessary quorum), the Funds will be able to act more quickly and with less expense to replace Subadvisers when the Board and the Adviser feel that a change would benefit the Fund.  Without the requested relief, a Fund may, for example, be left in the hands of a Subadviser who would be unable to manage the Fund’s assets diligently because of diminished capabilities resulting from a loss of personnel or decreased motivation resulting from an impending termination of the Subadvisory Agreement.  Also, in that situation, or where there has been an unexpected Subadviser resignation or change in control-event beyond the control of the Adviser, the Trust and the Fund in question, the Fund may be forced to operate

7      Protecting Investors:  A Half-Century of Investment Company Regulation, Division of Investment Management, SEC, May 1992, Ch. 7, Part 111(D)(2).

without a Subadviser or with less than the optimum number of Subadvisers. The sudden loss of the Subadviser could be highly disruptive to the operations of a Fund.

2.           Consistent with the Protection of Investors

Applicants believe that the requested relief is consistent with the protection of investors.  Primary responsibility for management of the Funds, including the selection and supervision of the Subadvisers, is vested in the Adviser, subject to the oversight of the Board.  Each Advisory Agreement is, and will remain, fully subject to the requirements of Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder, including the requirement for shareholder voting.  All subadvisory agreements with any Affiliated Subadvisers will also remain fully subject to these requirements.  Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of the Subadvisers in the Adviser in light of the management structure of the Funds, as well as the shareholders’ expectation that the Adviser will use its expertise to select the most able Subadvisers.  Within this structure, the Adviser is in a better position to make an informed selection of a Subadviser than are individual shareholders.

In evaluating the services that a Subadviser will provide to a Fund, the Adviser considers certain information, including, but not limited to, the following:

(1)           the advisory services provided by the Subadviser, including the Subadviser’s investment management philosophy and technique and the Subadviser’s methods, to ensure compliance with the investment objective, policies and restrictions of the Fund;

(2)           the various personnel furnishing such services, including their duties and qualifications, the amount of time and attention they will devote to the Fund, and the ability of the Subadviser to attract and retain capable personnel;

(3)           reports setting forth the financial condition and stability of the Subadviser; and

(4)           reports setting forth the Subadviser’s investment performance during recent periods in light of its stated objectives and current market conditions, including comparisons with broadly-based unmanaged indices and other accounts managed by the Subadviser and having similar investment objectives, and other funds having similar investment objectives and asset sizes.

In obtaining this information, the Adviser will typically:  (i) review the Subadviser’s current Form ADV; (ii) conduct a due diligence review of the Subadviser; and (iii) conduct an interview of the Subadviser.

In addition, the Adviser and the Board will consider the reasonableness of the Subadviser’s compensation with respect to a Fund.  Although only the Adviser’s fee is payable directly by each of the Funds, and the Subadviser’s fee will be payable by the Adviser, the Subadviser’s fee directly bears on the amount and reasonableness of the Adviser’s fee payable by the Funds.  Accordingly, the Adviser and the Board will analyze the fees paid to Subadvisers in evaluating the reasonableness of the overall arrangements.  In conducting this analysis, the Adviser and the Board will consider certain information, including, but not limited to, the following:

(1)           a description of the proposed method of computing the fees;

(2)           comparisons of the proposed fees to be paid by the respective Fund with fees charged by the Subadviser for managing comparable accounts and with fees charged by other organizations for managing other mutual funds, especially funds and accounts having similar investment objectives; and

(3)           data with respect to the projected expense ratios of the respective Fund and comparisons with other mutual funds of comparable size and strategy.

If the relief is granted, shareholders of the Funds will receive adequate information about the Subadvisers.  The prospectus and statement of additional information (“SAI’) of the Funds will include all information required by Form N-1A concerning the qualifications of each respective Subadviser.  If a new Subadviser is retained or a Subadvisory Agreement is materially amended, the Fund’s prospectus and SAI will be supplemented promptly pursuant to Rule 497 under the 1933 Act.  Furthermore, if a new Subadviser is retained in reliance on the requested order, the Funds will inform shareholders of the hiring of a new Subadviser pursuant to the following procedures (“Modified Notice and Access Procedures”):  (a) within 90 days after a new Subadviser is hired for any Fund, that Fund will send its shareholders either a Multi-manager Notice or a Multi-manager Notice and Multi-manager Information Statement,8 and (b) the Fund will make the Multi-manager Information Statement available on the website identified in the Multi-manager Notice no later than when the Multi-manager Notice (or Multi-manager Notice and Multi-manager Information Statement, as applicable) is first sent to shareholders, and will maintain it on that website for at least 90 days.  In the circumstances described in this Application, a proxy solicitation to approve the appointment of new Subadvisers provides no more meaningful information to shareholders than the proposed Multi-manager Information Statement.  Moreover, as indicated above, the Board would comply with the requirements of Sections 15(a) and 15(c) of the 1940 Act before entering into or amending Sub-Advisory Agreements.

3.           Consistent with the Policy and Provisions of the 1940 Act

Applicants believe the requested relief is consistent with the policy and provisions of the 1940 Act.  The purpose of the requirement that shareholders approve new advisory agreements may be inferred from the 1940 Act.  The identity of a registered investment company’s investment adviser, together with the company’s investment objective, policies and restrictions, are the features that distinguish one investment company from another.  The framers of the 1940 Act believed that if an investment company is to be managed by an adviser different from the adviser shareholders selected at the time of investment, the successor adviser should be approved by shareholders.  The exemptive relief being requested would be fully consistent with this public policy.

Each existing Advisory Agreement has received, and each future Advisory Agreement will receive, shareholder approval.  In the event the order requested in this Application is granted prior to when a Fund commences its public offering, the Fund’s initial shareholder will approve the Manager of Managers Structure.  However, because the order requested in this Application will be granted (if in fact granted) after the Innovator Matrix Income Fund commenced its public offerings, the Innovator Matrix Income Fund will obtain the approval of the Manager of Managers Structure from the holders of those

8      A “Multi-manager Notice” will be modeled on a Notice of Internet Availability as defined in rule 14a-16 under the Securities Exchange Act of 1934 (the “Exchange Act”), and specifically will, among other things:  (a) summarize the relevant information regarding the new Subadviser; (b) inform shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-manager Information Statement may be obtained, without charge, by contacting the Funds.

A “Multi-manager Information Statement” will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement, except as modified by the requested order to permit Aggregate Fee Disclosure.  Multi-manager Information Statements will be filed electronically with the Commission via the EDGAR system.

Funds’ outstanding voting securities pursuant to a proxy statement before relying on the order requested in this Application.9. For any Funds that commence the registration process while this Application is pending, such Fund will each rely upon the approval of the Manager of Managers Structure by the Fund’s initial shareholder and disclosure in the Fund’s prospectus at all times following that approval and the filing of the Application that the Funds have applied for exemptive relief to operate under a multimanager structure including the ability to change Subadvisers and hire new Subadvisers without soliciting further shareholder vote. If a Fund’s initial shareholder did not approve the Manager of Managers Structure prior to the public offering, the Fund will obtain that approval from its shareholders.

Each Fund’s prospectus will disclose or currently does disclose, that the Adviser is the primary provider of investment advisory services to the Fund, and that the Adviser may hire or change Subadvisers for the Fund, as appropriate, and that the Adviser has the ultimate responsibility to oversee Subadvisers and recommend to the Board their hiring, termination and replacement.  In a traditionally structured investment company, no shareholder approval is required for the investment adviser to change a portfolio manager or revise the portfolio manager’s salary or conditions of employment, because shareholders of the investment company are relying on the investment adviser for the investment company’s investment results and overall management services.  For those same reasons, shareholder approval should not be required in the circumstances described herein with respect to a change of Subadviser by the Adviser and the Board.  Eliminating the requirement of shareholder approval in such a case would be consistent with the policies and provisions of the 1940 Act and would eliminate unnecessary expenses and delays associated with conducting a formal proxy solicitation.  In the circumstances described in this Application, a proxy solicitation provides no more meaningful information to investors than the proposed use of the Information Statement.  Each Fund also will promptly supplement its registration statement if a new Subadviser is appointed or a material amendment is made to a Subadvisory Agreement.  If a shareholder of a Fund is dissatisfied with the Adviser’s selection of a Subadviser or a material change in a Subadvisory Agreement, the shareholder may redeem his or her shares.

2.           Precedent

Applicants note that substantially the same exemptions requested herein with respect to relief from Section 15(a) and Rule 18f-2 have been granted previously by the Commission.  See, e.g., Persimmon Capital Management LP et al. Investment Company Act Release Nos. 31218 (August 19, 2014) (notice) and 31284 (October 10, 2014) (order); Catalyst Capital Advisors LLC, et al. Investment Company Act Release Nos. 30832 (December 16, 2013) (notice) and 30854 (January 13, 2014) (order); Altegris Advisors, L.L.C., et al. Investment Company Act Release Nos. 29689 (June 1, 2011) (notice) and 29710 (June 28, 2011) (order); Simple Alternatives, LLC, et al. Investment Company Act Release Nos. 29616 (March 24, 2011) (notice) and 29629 (April 19,2011) (order); Elfim Trusts, et al.  Investment Company Act Release Nos. 29441 (September 27, 2010) (notice) and 29485 (October 25, 2010) (order).

IV.	CONDITIONS FOR RELIEF

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.
Before a Fund may rely on the requested order, the operation of the Fund in the manner described in the Application will be approved by a majority of the Fund’s outstanding voting securities, as defined in the 1940 Act, or in the case of a Fund whose public shareholders purchase shares on

9      As noted in footnote 5 herein, shareholders of the Innovator Matrix Income Fund have already approved the Manager of Managers structure.

the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial shareholder(s) before offering shares of that Fund to the public.

2.
Each Fund relying on the requested order will disclose in its prospectus the existence, substance, and effect of any order granted pursuant to this Application.  Each Fund will hold itself out to the public as utilizing the Manager of Managers Structure.  The prospectus will prominently disclose that the Adviser has ultimate responsibility (subject to oversight by the Board) to oversee the Subadvisers and recommend their hiring, termination and replacement.

3.	The Funds will inform shareholders of the hiring of a new Sub-Adviser within 90 days after the hiring of the new Sub-Adviser pursuant to the Modified Notice and Access Procedures.

4.
The Adviser will not enter into a subadvisory agreement with any Affiliated Subadviser without such agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Fund.

5.
At all times, at least a majority of the Board will be Independent Trustees, and the nomination of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

6.
Whenever a subadviser change is proposed for a Fund with an Affiliated Subadviser, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the Board minutes, that such change is in the best interests of the Fund and its shareholders, and does not involve a conflict of interest from which the Adviser or the Affiliated Subadviser derives an inappropriate advantage.

7.
The Adviser will provide general management services to each Fund, including overall supervisory responsibility for the general management and investment of each Fund’s assets, and, subject to review and approval of the Board, will:  (a) set each Fund’s overall investment strategies; (b) evaluate, select and recommend Subadvisers to manage all or a part of each Fund’s assets; (c) allocate and, when appropriate, reallocate each Fund’s assets among one or more Subadvisers; (d) monitor and evaluate the performance of Subadvisers; and (e) implement procedures reasonably designed to ensure that the Subadvisers comply with each Fund’s investment objective, policies and restrictions.

8.
No trustee or officer of the Trust or a Fund, or member, manager or officer of the Adviser, will own, directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person), any interest in a Subadviser, except for (a) ownership of interests in the Adviser or any entity that controls, is controlled by, or is under common control with the Adviser, or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of any publicly traded company that is either a Subadviser or an entity that controls, is controlled by or is under common control with a Subadviser.

9.
Any new Subadvisory Agreement or any amendment to an existing Advisory Agreement or Subadvisory Agreement that directly or indirectly results in an increase in the aggregate advisory fee rate payable by the Fund will be submitted to the Fund’s shareholders for approval.

10.
In the event the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the order requested in the Application, the requested order will expire on the effective date of that rule.

V.	CONCLUSION

For the foregoing reasons, Applicants request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief sought in this Application.  Applicants submit that the exemption is necessary or appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

VI.	PROCEDURAL MATTERS

Pursuant to the requirements of Rule 0-2(f) under the 1940 Act, each Applicant hereby states that its address is:

Innovator Management LLC
123 South Broad Street, Suite 1630
Philadelphia, PA 19109

Academy Funds Trust
123 South Broad Street, Suite 1630
Philadelphia, PA 19109

Copies of all notices, orders, oral or written communications or questions regarding this Application concerning this Application should be directed to:

Jonathan M. Kopcsik
Stradley Ronon Stevens & Young LLP
2600 One Commerce Square
Philadelphia, PA 19103

with copies to:

David J. Jacovini
Innovator Management LLC
123 South Broad Street, Suite 1630
Philadelphia, PA 19103

Pursuant to Rule 0-2(c)(l) under the 1940 Act, each Applicant states that the officer signing and filing this Application on behalf of each Applicant is fully authorized to do so.  All requirements of the agreement and declaration of trust, articles of incorporation, and bylaws, as applicable, of each Applicant have been complied with in connection with the execution and filing of this Application.  The Board of Trustees of each Applicant has adopted a resolution that authorizes the filing of this Application and any amendments hereto.  Certified copies of each of the Trust’s and the Adviser’s resolutions authorizing the filing of the Application are attached hereto as Exhibits A-l and A-2.  The verifications required by Rule 0-2(d) under the 1940 Act are attached hereto as Exhibits B-l and B-2.

Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the 1940 Act.

[Signature page follows]

IN WITNESS WHEREOF, each Applicant has caused this Application to be duly executed as of the date set forth below:

ACADEMY FUNDS TRUST

May 12, 2015                                                                By:  /s/David J. Jacovini
Name:  David J. Jacovini
Title:  President

INNOVATOR MANAGEMENT LLC

May 12, 2015                                                                By:  /s/David J. Jacovini
Name:  David J. Jacovini
Title:  President

EXHIBIT INDEX

Exhibit A-1.  Authorization of Academy Funds Trust Required Pursuant to Rule 0-2(c)(l)

Exhibit A-2.  Authorization of Innovator Management LLC Required Pursuant to Rule 0-2(c)(l)

Exhibit B-1.  Verification of Academy Funds Trust Required Pursuant to Rule 0-2(d)

Exhibit B-2.  Verification of Innovator Management LLC Required Pursuant to Rule 0-2(d)

EXHIBIT A-1

AUTHORIZATION OF
ACADEMY FUNDS TRUST

In accordance with Rule 0-2(c) under the Act, Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicant. David Jacovini is authorized to sign and file this document on behalf of Academy Funds Trust, pursuant to the general authority vested in him as President and pursuant to the following resolutions adopted by the Board of the Trust on March 3, 2014:

 “RESOLVED, that the appropriate officers of the Trust be, and each hereby is, authorized and directed, with the assistance of counsel, to prepare, execute and file with the SEC, an application for an order of exemption, and any amendments thereto under Section 6(c) of the 1940 Act, granting, to the extent requested, (i) exemptions from the provisions of Section l5(a) of the 1940 Act and Rule 18f-2 thereunder to permit the Adviser, subject to the approval of the Board of Trustees and without obtaining shareholder approval, (A) to select any type of unaffiliated investment adviser (as defined in Section 2(a)(20) of the 1940 Act) to serve as portfolio managers (each a “Sub-Adviser”) for the Fund, or any future series of the Trust, and to enter into  investment sub-advisory agreements (each a “Sub-Advisory Agreement”) with such Sub-Advisers, and (B) to materially amend existing Sub-Advisory Agreements on behalf of the Fund or any future series of the Trust; and (ii) exemptions from certain requirements to disclose sub-advisory fees, including (A) certain registration statement disclosure requirements of Item 19(a)(3) of Form N-1A; (B) certain proxy statement disclosure requirements of Items 22(c)(1)(ii), (c)(1)(iii), (c)(8) and (c)(9) of Schedule 14A under the Securities Exchange Act of 1934, as amended; and (C) certain  financial statement disclosure requirements of Sections 6-07(2)(a), (b) and (c) of Regulation S-X; and further

RESOLVED, that the officers of Trust be, and each hereby is, authorized and directed to execute and deliver any and all documents and take any and all other action as may be necessary or appropriate in order to effectuate the foregoing resolution.”

IN WITNESS WHEREOF, I have hereunto set my hand this 12th day of May, 2015.

Academy Funds Trust

/s/David Jacovini_____________________
David Jacovini
President

EXHTBTT A-2

AUTHORIZATION OF
INNOVATOR MANAGEMENT LLC

In accordance with Rule 0-2(c) under the Act, Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicant. David Jacovini is authorized to sign and file this document on behalf of Innovator Management LLC, pursuant to the general authority vested in him as President.

Innovator Management LLC

/s/David J. Jacovini
David J. Jacovini
President

EXHIBIT B-1

VERIFICATION
OF
ACADEMY FUNDS TRUST

The undersigned states that he has duly executed the attached application dated May 12, 2015 for and on behalf of Academy Funds Trust; that he is the President of such entity; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Academy Funds Trust

By:/s/David J. Jacovini
Name: David J. Jacovini
Title: President

EXHIBIT B-2

VERIFICATION
OF
INNOVATOR MANAGEMENT LLC

The undersigned states that he has duly executed the attached application dated May 12, 2015 for and on behalf of Innovator Management LLC; that he is the President of such entity; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Innovator Management LLC

By: :/s/David J. Jacovini
Name: David J. Jacovini
Title: President